03-007 Date: May 8, 2003

Contact:
NEWS	Investor/Media Relations:
For Immediate Release	Jim Pendergast Phone (403) 225-7357 Fax (403) 225-7609

Agrium declares dividend	E-mail: investor@agrium.com WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

Calgary, Alberta — The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) has declared a dividend of five and one half cents U.S. (U.S.$0.055) per common share to be paid on July 3, 2003 to shareholders of record on June 12, 2003.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.